

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, M
TEL: 603-26914122 FAX: 603-26987398



LETTER FOR MAINTENANCE OF EXEMPTION

20th January 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 3

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the change in shareholding of Dr. David Li Kwok Po, a Director of Sime Darby Berhad, released on 20th January 2005; and
2. public announcement in relation to the resignation of Pn Saleha binti M. Ramly as Joint Secretary with effect from 20th January 2005, released on 20th January 2005.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

jl/yh/SC-ADR-Announcement/hd

File No 82-4961



Form Version 2.0

Change Of Company Secretary

Submitted by S DARBY on 20/01/2005 05:18:05 PM
Reference No SD-050107-61526

	Submitting Merchant Bank (If applicable)	:	
	Submitting Secretarial Firm Name (if applicable)	:	
*	Company name	:	Sime Darby Berhad
*	Stock name	:	SIME
*	Stock code	:	4197
*	Contact person	:	Nancy Yeoh Poh Yew
*	Designation	:	Group Secretary

*	Date of change	:	20/01/2005
*	Type of change	:	Resignation
*	Designation	:	Joint Secretary
	License no.	:	LS008137
*	Name	:	Saleha binti M. Ramly
	Working experience and occupation during past 5 years	:	March 1998 to-date - Senior Legal Advisor of Sime Darby Berhad 1996 to February 1998 - Legal Advisor of Country Heights Holdings Berhad
	Remarks	:	



Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by S DARBY on 20/01/2005 05:19:51 PM
Reference No SD-050120-43328

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of director

*	Name	: Dr. David Li Kwok Po
*	Address	: Penthouse, Flat A, Tower 2 Dynasty Court, 23 Old Peak Road Hong Kong
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each in Sime Darby Berhad

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 14/01/2005	* 100,000	6.350

	Circumstances by reason of which change has occurred	: Purchase of shares from the open market
	Nature of interest	: Direct
	Consideration (if any)	: RM6.35 per share
	Total no of securities after change	:
	Direct (units)	: 200,000
	Direct (%)	: 0.008
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Date of notice	: 19/01/2005
	Remarks	:



Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

19th January 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

Dear Sirs

SIME DARBY BERHAD ; FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the change in shareholding of YBhg Tan Sri Abu Talib bin Othman, a Director of Sime Darby Berhad, released on 19th January 2005.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

jl/rh/SC-ADR-Announcement/hd

File No. 82-4968



Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act, 1965

Submitted by S DARBY on 19/01/2005 05:28:20 PM
Reference No SD-050119-49207

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of director

* Name	:	Tan Sri Abu Talib bin Othman
* Address	:	21 Lingkungan U-Thant 55000 Kuala Lumpur
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each in Sime Darby Berhad

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 18/01/2005	* 20,000	6.500



Circumstances by reason of which change has occurred	:	Disposal of shares in the open market
Nature of interest	:	Direct
Consideration (if any)	:	RM6.50 per share
Total no of securities after change	:	
Direct (units)	:	0
Direct (%)	:	0
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Date of notice	:	18/01/2005
Remarks	:	



Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

26 January 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 19

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed a copy of each of the following documents submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. 6 public announcements in relation to a change in the interest of Employees Provident Fund Board, a substantial shareholder - released on 25 January 2005; and

2. 3 public announcements in relation to a change in the interest of Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera, a substantial shareholder - released on 25 January 2005.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms. Anita Sung
The Bank of New York
Fax No. 1 (212) 571 3050/ 3051/ 3052

JT/jm/ADR

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 25/01/2005 06:08:22 PM
Reference No CU-041217-98126

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP, Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Disposal of 2,654,400 shares)

Mayban Investment Management Sdn. Bhd.
(Acquisition of 710,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 17/09/2004	* 218,400	
Disposed	21/09/2004	900,000	
Disposed	22/09/2004	100,800	
Disposed	24/09/2004	44,000	
Acquired	24/09/2004	400,000	
Disposed	27/09/2004	179,500	
Disposed	28/09/2004	388,600	
Acquired	17/09/2004	10,000	
Acquired	20/09/2004	300,000	
Disposed	29/09/2004	340,000	
Disposed	30/09/2004	239,500	
Disposed	01/10/2004	243,600	

File No. 82-4968



*	Circumstances by reason of which change has occurred	:	**Purchase and sale of shares by the Board**
*	Nature of interest	:	**Direct**
	Direct (units)	:	**351,182,505**
	Direct (%)	:	**14.88**
	Indirect/deemed interest (units)	:	
	Indirect/deemed interest (%)	:	
*	**Total no of securities after change**	:	**351,182,505**
*	Date of notice	:	**04/10/2004**

Remarks :

The notices of change in substantial received from the Employees Provident Fund Board were dated 20th, 22nd, 24th, 28th, 30th September and 4th October 2004.

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 25/01/2005 06:08:32 PM
Reference No SD-041221-3CBFF

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP, Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Disposal of 2,941,900 shares)

Mayban Investment Management Sdn. Bhd.
(Acquisition of 100,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 04/10/2004	* 330,000	
Acquired	01/10/2004	100,000	
Disposed	06/10/2004	47,700	
Disposed	07/10/2004	300,000	
Disposed	08/10/2004	360,000	
Disposed	11/10/2004	200,000	
Disposed	12/10/2004	211,300	
Disposed	13/10/2004	231,600	
Disposed	14/10/2004	350,000	
Disposed	19/10/2004	200,000	
Disposed	20/10/2004	300,000	
Disposed	21/10/2004	411,300	

File No. 82-4968

*	Circumstances by reason of which change has occurred	:	**Purchase and sale of shares by the Board**
*	Nature of interest	:	Direct
	Direct (units)	:	**348,340,605**
	Direct (%)	:	**14.73**
	Indirect/deemed interest (units)	:	
	Indirect/deemed interest (%)	:	
*	**Total no of securities after change**	:	**348,340,605**
*	Date of notice	:	**22/10/2004**

Remarks :

The notices of change in substantial received from the Employees Provident Fund Board were dated 4th, 6th, 8th, 12th, 14th, 20th and 22nd October 2004.

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 25/01/2005 06:08:35 PM
Reference No SD-041221-5737C

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP, Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Disposal of 4,091,200 shares)

Alliance Capital Asset Management Sdn. Bhd.
(Acquisition of 711,900 shares)

Nomura Asset Management (Singapore) Limited
(Acquisition of 237,400 shares)

CMS Dresdner Asset Management Sdn. Bhd.
(Disposal of 200,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 25/10/2004	* 100	
Acquired	27/10/2004	223,900	
Acquired	28/10/2004	88,000	
Acquired	29/10/2004	237,400	
Disposed	02/11/2004	60,800	
Disposed	03/11/2004	200,000	

Acquired	03/11/2004	200,000
Disposed	05/11/2004	90,000
Disposed	17/11/2004	3,500,000
Acquired	10/11/2004	200,000
Disposed	10/11/2004	200,000
Disposed	18/11/2004	240,300

* Circumstances by reason of which change has occurred	:	Purchase and sale of shares by the Board
* Nature of interest	:	Direct
Direct (units)	:	344,998,705
Direct (%)	:	14.57
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	344,998,705
* Date of notice	:	19/11/2004

Remarks :
The notices of change in substantial received from the Employees Provident Fund Board were dated 26th, 28th October and 1st, 3rd, 5th, 17th and 19th November 2004.

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 25/01/2005 06:08:37 PM
Reference No SD-041221-D03FF

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP, Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Disposal of 7,260,300 shares)

Alliance Capital Asset Management Sdn. Bhd.
(Acquisition of 400,000 shares)

AmInvestment Management Sdn. Bhd.
(Acquisition of 1,293,800 shares)

Commerce Asset Fund Managers Sdn. Bhd.
(Acquisition of 300,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 19/11/2004	* 1,089,500	
Disposed	23/11/2004	1,400,000	
Disposed	24/11/2004	1,788,000	
Disposed	25/11/2004	500,000	
Acquired	25/11/2004	274,000	
Acquired	25/11/2004	718,800	

Acquired	25/11/2004	300,000
Disposed	26/11/2004	1,800,000
Disposed	29/11/2004	682,800
Acquired	26/11/2004	126,000
Acquired	26/11/2004	200,000
Acquired	29/11/2004	375,000



* Circumstances by reason of which change has occurred : Purchase and sale of shares by the Board
* Nature of interest : Direct
  Direct (units) : 339,732,205
  Direct (%) : 14.34
  Indirect/deemed interest (units) :
  Indirect/deemed interest (%) :
* **Total no of securities after change** : 339,732,205

* Date of notice : 29/11/2004

Remarks :
The notices of change in substantial received from the Employees Provident Fund Board were dated 19th, 23rd, 25th, and 29th November 2004.

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 25/01/2005 06:08:39 PM
Reference No SD-041221-F559E

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP, Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Disposal of 1,283,800 shares)

Commerce Asset Fund Managers Sdn. Bhd.
(Acquisition of 700,000 shares)

Amanah SSCM Asset Management Berhad
(Acquisition of 1,258,100 shares)

AmInvestment Management Sdn. Bhd.
(Acquisition of 1,018,500 shares)

Mayban Investment Management Sdn. Bhd.
(Acquistion of 1,321,850 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 26/11/2004	* 700,000	
Acquired	26/11/2004	900,000	
Disposed	30/11/2004	383,800	

Acquired	09/11/2004	628,800
Acquired	10/11/2004	629,300
Acquired	30/11/2004	24,500
Acquired	01/12/2004	350,000
Disposed	02/12/2004	800,000
Disposed	03/12/2004	100,000
Acquired	02/12/2004	144,000
Acquired	03/12/2004	500,000
Acquired	03/12/2004	421,850

* Circumstances by reason of which change has occurred : Purchase and sale of shares by the Board
* Nature of interest : Direct
  Direct (units) : 342,746,855
  Direct (%) : 14.46
  Indirect/deemed interest (units) :
  Indirect/deemed interest (%) :
* Total no of securities after change : 342,746,855

* Date of notice : 03/12/2004

Remarks :
The notices of change in substantial received from the Employees Provident Fund Board were dated 29th November and 1st, and 3rd December 2004.

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 25/01/2005 06:08:42 PM

Reference No SE-041221-18501

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Employees Provident Fund Board
*	Address	: Tingkat 23, Bangunan KWSP, Jalan Raja Laut 50350 Kuala Lumpur
*	NRIC/passport no/company no.	: EPF ACT 1991
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Employees Provident Fund Board
Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
(Disposal of 628,500 shares)

Alliance Capital Asset Management Sdn. Bhd.
(Acquisition of 1,100,000 shares)

AmInvestment Management Sdn. Bhd.
(Acquisition of 100,000 shares)

RHB Asset Management Sdn. Bhd.
(Acquisition of 200,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 06/12/2004	* 228,500	
Disposed	07/12/2004	300,000	
Acquired	06/12/2004	100,000	
Disposed	09/12/2004	100,000	
Acquired	09/12/2004	500,000	
Acquired	10/12/2004	500,000	
Acquired	18/11/2004	100,000	

File No. 82-4968

Acquired	15/12/2004	200,000

- * Circumstances by reason of which change has occurred : Purchase and sale of shares by the Board
- * Nature of interest : Direct
- Direct (units) : 343,518,355
- Direct (%) : 14.48
- Indirect/deemed interest (units) :
- Indirect/deemed interest (%) :
- * Total no of securities after change : 343,518,355
- * Date of notice : 15/12/2004

Remarks :
The notices of change in substantial received from the Employees Provident Fund Board were dated 7th, 9th 13th and 15th December 2004.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 25/01/2005 06:08:19 PM
Reference No CU-041217-96A85

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address	:	Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	434217-U
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 17/09/2004	* 600,000	
Disposed	20/09/2004	400,000	
Disposed	21/09/2004	600,000	
Disposed	22/09/2004	60,600	
Disposed	24/09/2004	120,000	
Disposed	29/09/2004	430,000	
Disposed	30/09/2004	500,000	
Disposed	04/10/2004	470,000	
Disposed	05/10/2004	200,000	
Disposed	06/10/2004	400,000	
Disposed	08/10/2004	538,600	
Disposed	11/10/2004	561,400	

* Circumstances by reason of which change has occurred	:	Sale of shares by the Company
* Nature of interest	:	Direct
Direct (units)	:	784,235,032
Direct (%)	:	33.19
Indirect/deemed interest (units)	:	



Indirect/deemed interest (%) :

* Total no of securities after change : 784,235,032

* Date of notice : 11/10/2004

Remarks :

The notices of change in substantial shareholding received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera were dated 17th, 20th, 21st, 22nd, 24th, 29th, 30th September and 4th, 5th, 6th, 8th and 11th October 2004.

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 25/01/2005 06:08:27 PM
Reference No CU-041217-CECA6

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
* Address	:	Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
* NRIC/passport no/company no.	:	434217-U
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM0.50 each
* Name & address of registered holder	:	

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 12/10/2004	* 500,000	
Disposed	13/10/2004	225,000	
Disposed	15/10/2004	789,000	
Disposed	18/10/2004	375,000	
Disposed	20/10/2004	1,100,000	
Disposed	26/10/2004	704,300	
Disposed	27/10/2004	1,200,000	
Disposed	28/10/2004	200,000	
Disposed	29/10/2004	950,000	
Disposed	01/11/2004	600,000	
Disposed	02/11/2004	200,000	
Disposed	03/11/2004	400,000	

* Circumstances by reason of which change has occurred	:	Sale of shares by the Company

File No. 82-4968

* Nature of interest	:	Direct
Direct (units)	:	**776,991,732**
Direct (%)	:	**32.85**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**776,991,732**
* Date of notice	:	**03/11/2004**

Remarks :

The notices of change in substantial shareholding received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera were dated 12th, 13th, 15th, 18th, 20th, 26th, 27th, 28th and 29th October and 1st, 2nd and 3rd November 2004.

File No. 82-4968



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 25/01/2005 06:08:29 PM
Reference No CU-041217-1AAE7

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

Particulars of substantial Securities Holder

*	Name	: Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
*	Address	: Tingkat 4, Balai PNB 201-A, Jalan Tun Razak 50400 Kuala Lumpur
*	NRIC/passport no/company no.	: 434217-U
*	Nationality/country of incorporation	: Malaysia
*	Descriptions(class & nominal value)	: Ordinary shares of RM0.50 each
*	Name & address of registered holder	:

Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera
Tingkat 4, Balai PNB
201-A, Jalan Tun Razak
50400 Kuala Lumpur

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 04/11/2004	* 345,700	
Disposed	08/11/2004	400,000	
Disposed	17/11/2004	2,200,000	
Disposed	18/11/2004	300,000	
Disposed	19/11/2004	1,150,000	
Disposed	23/11/2004	1,350,000	

* Circumstances by reason of which change has occurred : Sale of shares by the Company



*	Nature of interest	:	Direct
	Direct (units)	:	771,246,032
	Direct (%)	:	32.57
	Indirect/deemed interest (units)	:	
	Indirect/deemed interest (%)	:	
*	Total no of securities after change	:	771,246,032
*	Date of notice	:	23/11/2004

Remarks :

The notices of change in substantial shareholding received from Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera were dated 4th, 8th, 17th, 18th, 19th and 23rd November 2004.



Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

27 January 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 4

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the position and total acceptances received by Sime Darby Motors Sdn. Bhd. (formerly known as Space Tracks Sdn Bhd) ("SDM") in respect of the unconditional take-over offers by SDM to acquire all the remaining securities in Hyundai-Berjaya Corporation Berhad, Hyumal Motor Sdn. Bhd. and Inokom Corporation Sdn. Bhd. - released on 27 January 2005.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

Sbs/SC-ADR-Announcement/hd

File No. 82-4968

General Announcement
Reference No **MM-050126-60762**

Submitting Merchant Bank	:	AMMERCHANT BANK BERHAD
Company Name	:	SIME DARBY BERHAD
Stock Name	:	SIME
Date Announced	:	27/01/2005

Type : **Announcement**
Subject : **SIME DARBY BERHAD ("SDB")**

- UNCONDITIONAL TAKE-OVER OFFER BY SIME DARBY MOTORS SDN BHD (FORMERLY KNOWN AS SPACE TRACKS SDN BHD) ("SDM"), A WHOLLY-OWNED SUBSIDIARY OF SIME DARBY BERHAD, TO ACQUIRE ALL THE REMAINING 88,592,000 ORDINARY SHARES OF RM1.00 EACH REPRESENTING 49% OF THE ISSUED AND PAID-UP SHARE CAPITAL OF HYUNDAI-BERJAYA CORPORATION BERHAD ("HBCORP") AND 33,222,000 WARRANTS REPRESENTING 49% OF THE TOTAL WARRANTS ISSUED BY HBCORP;

- UNCONDITIONAL TAKE-OVER OFFER BY SDM TO ACQUIRE ALL THE REMAINING 2,940,000 ORDINARY SHARES OF RM1.00 EACH REPRESENTING 49% OF THE ISSUED AND PAID-UP SHARE CAPITAL OF HYUMAL MOTOR SDN BHD ("HYUMAL"); AND

- UNCONDITIONAL TAKE-OVER OFFER BY SDM TO ACQUIRE ALL THE REMAINING 64,000,000 ORDINARY SHARES OF RM1.00 EACH REPRESENTING 64% OF THE ISSUED AND PAID-UP SHARE CAPITAL OF INOKOM CORPORATION SDN BHD ("INOKOM")

(HEREINAFTER REFERRED TO AS THE "OFFERS")

Contents :

We refer to the announcements dated 1 December 2004 and 6 December 2004 made on behalf of SDB and the Offer Documents dated 5 January 2005 in relation to the Offers.

On behalf of SDB, AmMerchant Bank Berhad wishes to announce that the Offers closed at 5.00 p.m. on 26 January 2005 ("**Closing Date**"). The position and total acceptances received by SDM in respect of the Offers as at the Closing Date are as set out in the Tables below.

As stated in the Offer Document for HBCorp, SDM intends to maintain the listing status of HBCorp on the Main Board of Bursa Malaysia Securities Berhad and does not intend to invoke the provisions under Section 34 of the Securities Commission Act, 1993 to compulsorily acquire the remaining shares in HBCorp from holders who have elected not to accept the offer.

This announcement has also been sent to the Securities Commission and released to the press in accordance with the provisions of the Malaysia Code on Take-Overs and Mergers, 1998.

This announcement is dated 27 January 2005.



Tables.doc

File No. 82-4968

Table 1 – HBCorp's Offer

	Number of HBCorp Shares	% of issued and paid-up share capital of HBCorp as at 26.01.2005	Number of HBCorp Warrants	% of HBCorp Warrants as at 26.01.2005
Shares/warrants for which acceptances have been received by SDM after the posting of the Offer Document on 5 January 2005				
- verified as valid acceptances	83,632,630	46.26	30,729,030	45.33
- subject to verification	37,000	0.02	29,800	0.04
Shares/warrants held by SDM and persons acting in concert with it at the time of posting of the Offer Document on 5 January 2005	92,208,000	51.00	34,578,000	51.00
Shares/warrants acquired or agreed to be acquired by SDM and persons acting in concert with it during the offer period[1]	-	-	-	-
Total shareholdings/warrantholdings of SDM as at the Closing Date	**175,877,630**	**97.28**	**65,336,830**	**96.37**

Note:-

(1) Excludes HBCorp's shares/warrants acquired by SDM prior to the posting of the Offer Document on 5 January 2005

Table 2 – Hyumal's Offer

	Number of Hyumal Shares	% of issued and paid-up share capital of Hyumal as at 26.01.2005
Shares for which valid acceptances have been received by SDM after the posting of the Offer Document on 5 January 2005	-	-
Shares held by SDM and persons acting in concert with it at the time of posting of the Offer Document on 5 January 2005	3,060,000	51.00
Shares acquired or agreed to be acquired by SDM and persons acting in concert with it during the offer period[1]	-	-
Total shareholdings of SDM as at the Closing Date	**3,060,000**	**51.00**

Note:-

(1) Excludes Hyumal's shares acquired by SDM prior to the posting of the Offer Document on 5 January 2005

Table 3 – Inokom's Offer

	Number of Inokom Shares	% of issued and paid-up share capital of Inokom as at 26.01.2005
Shares for which valid acceptances have been received by SDM after the posting of the Offer Document on 5 January 2005	15,000,000	15.00
Shares held by SDM and persons acting in concert with it at the time of posting of the Offer Document on 5 January 2005	36,000,000	36.00
Shares acquired or agreed to be acquired by SDM and persons acting in concert with it during the offer period[1]	-	-
Total shareholdings of SDM as at the Closing Date	**51,000,000**	**51.00**

Note:-

(1) Excludes Inokom's shares acquired by SDM prior to the posting of the Offer Document on 5 January 2005



Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

18th January 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the change in shareholding of Tan Sri Abu Talib bin Othman, a Director of Sime Darby Berhad, released on 18th January 2005.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212) 571 3050/ 3051/ 3052

JJ/Yh/SC-ADR-Announcement/hd

File No. 82-4968



Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by S DARBY on 18/01/2005 05:27:14 PM
Reference No SD-050118-31344

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of director
* Name : Tan Sri Abu Talib bin Othman
* Address : 21 Lingkungan U-Thant
55000 Kuala Lumpur
* Descriptions(class & nominal value) : Ordinary shares of RM0.50 each in Sime Darby Berhad

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 17/01/2005	* 10,000	6.450

Circumstances by reason of which change has occurred : Disposal of shares in the open market
Nature of interest : Direct
Consideration (if any) : RM6.45 per share
Total no of securities after change :
Direct (units) : 20,000
Direct (%) : 0.0008
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* Date of notice : 17/01/2005

Remarks :



PRESS RELEASE

Peter Brabeck-Letmathe to Be Chairman and CEO of Nestlé S.A.

Vevey, January 18, 2005 – On the occasion of the General Meeting of Shareholders on April 14, 2005, Mr. Rainer E. Gut, Chairman of the Board of Nestlé S.A., having reached the mandatory retirement age, will step down. At its meeting of January 17, 2005, the Board decided on its future internal leadership structure, which will become effective after the General Meeting. Taking into consideration the importance of strategic continuity and long-term value creation, as well as the present composition of the Board of Directors and the Executive Board, the Board members decided to entrust the function of Chairman and CEO to Mr. Peter Brabeck-Letmathe. In order to maintain the necessary checks and balances, two Vice-Chairmen of the Board will be elected.

Mr. Andreas Koopmann, member of the Board since 2003, has a broad global experience in industrial production and marketing. He will be the prime intermediary between the Board of Directors and the Chairman/CEO. He will also chair those parts of the regular and special Board meetings in which the Chairman/CEO does not participate, such as the latter's performance and remuneration assessment. The Articles of Association of Nestlé S.A., as accepted by the Shareholders' General Meeting in 2001, already provide for the possibility of calling sessions of the Board on any subject that a Board member may want to raise in the absence of the Chairman/CEO.

The second Vice-Chairman, Mr. Rolf Hänggi, member of the Board since 2004, has a finance-specific background. He will chair the Audit Committee (composed of Messrs. Jean-Pierre Meyers and Kaspar Villiger) and will ensure that the internal control function is exercised to its full extent. In addition, he has the brief to look at the long-term soundness of the Group's finances.

The Articles of Association of Nestlé also provide for the constitution of a Chairman's and Corporate Governance Committee, comprising the Chairman/CEO, the two Vice-Chairmen, Lord George and Mr. Kaspar Villiger. In addition to covering all aspects of corporate governance and nominations, this Committee is entrusted with the preparation and execution of the Board's decisions or the supervision of specific parts of the business. In this sense, it will form a Finance Committee which, under the leadership of the second Vice-Chairman and with the input of other members of the Chairman's and Corporate Governance Committee, will advise and assist on all financial aspects that are critical for the successful running of the Group's business.

./.

These decisions fully take into account the requirements of effective management of the Group's business as well as those of good corporate governance. With the exception of the future Chairman/CEO, all Board members are outsiders and independent Directors. Their position and experience as individuals, the composition and the structure of the Board as well as the institutional measures that will be introduced through the revised Board regulations, ensure that the Board is fully able to discharge its supervisory responsibility toward the shareholders.

Nestlé has always held that a pragmatic and flexible approach to Board leadership is the most appropriate course of action. It allows the Board to take into account such elements as personal constellation, experience, familiarity with the Nestlé business and time availability. Based on past experience, combining or separating the two offices yield equally good results and Nestlé's tradition of having the Board reconfirm the Chairman's as well as the CEO's appointment from year to year will be continued.

The Board will adapt its internal regulations to these decisions. After April 14, it will consist of 12 members and comprise the following committees: Chairman's and Corporate Governance Committee (Messrs. Brabeck-Letmathe, Koopmann, Hänggi, Lord George, Villiger); Finance Committee (Messrs. Hänggi, Lord George, Villiger); Audit Committee (Messrs. Hänggi, Meyers, Villiger) and Remuneration Committee (Messrs. Brabeck-Letmathe, Koopmann, Lord George).

As announced previously, the Board is proposing to the General Meeting of April 14, 2005, to elect Professor Günter Blobel as a member of the Board of Directors of Nestlé S.A.

Contacts:	*Media:*	*François-Xavier Perroud*	*Tel.: +41-21-924 2596*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*